EXHIBIT 4(a)

Articles of Association of ABN AMRO Holding N.V., established in Amsterdam
Deed of amendment of the articles of association dated the 9th day of June 2005, executed before Mr. R.J.C. van Helden, notaris in Amsterdam.
Ministerial Declaration of No Objections dated 18th day of May 2005, number N.V. 385.573

Name and registered office
Article 1
The Company bears the name:
ABN AMRO Holding N.V.
It has its registered office in Amsterdam.

Object
Article 2
The object of the Company is:
1.	The participation in, collaboration with and financing, administration and management of other enterprises and companies and the performance of all acts, activities and services which are related or may be conducive thereto:
2.	The engagement in banking and stockbroking activities, the management of third-party assets, acting as trustee, administrator, executor of wills and executive director, non-executive director or liquidator of companies or other organisations, the provision of insurances and the performance of all other acts and activities which are related or may be conducive thereto, all in the broadest possible sense;
3.	The fostering of the direct and indirect interests of all those who are involved in any way in the Company and the safeguarding of the continuity of the Company and its affiliated enterprise(s).

Capital and Shares
Article 3
1.	The Company’s authorised share capital amounts to four billion, seven hundred and four million, two hundred and twenty-four euros (EUR 4,704,000,224). It is divided into:
	a.	four billion and four hundred (4,000,000,400) ordinary shares, each with a nominal value of fifty-six euro cents (EUR 0.56);
	b.	four billion (4,000,000,000) preference financing shares convertible into ordinary shares (‘preference shares’) further divided into one series of one billion six hundred million (1,600,000,000) and six series of four hundred million (400,000,000) preference shares, each with a nominal value of fifty-six euro cents (EUR 0.56);
	c.	one hundred million (100,000,000) preference shares convertible into ordinary shares (‘convertible shares’) further divided into one (1) series of twenty million (20,000,000) shares and eight (8) series of ten million (10,000,000) shares, each with a nominal value of two euros and twenty-four euro cents (EUR 2.24).
2.	Where reference is made in these Articles of Association to “shares” or “shareholders”, this shall be taken to refer to all classes of shares or their holders, unless it is expressly stipulated, or is evident from the context, that such is not the case.

The following stipulations with respect to preference shares shall also apply to the convertible shares, unless it is expressly stipulated, or is evident from the context, that such is not the case.

Shares
Article 4
1.	The ordinary shares and the convertible shares shall be registered shares or bearer shares. The preference shares shall be registered shares.
2.	The shares shall be separately numbered per class and per series.

3.	Where more than one party is entitled to a share or the said share forms part of jointly owned property, other than a collective securities deposit or a dematerialised securities deposit within the meaning of the Securities Giro Act (Wet giraal effectenverkeer), the persons entitled may only be represented in relation to the Company by one person, appointed by them in writing for that purpose.
4.	Each time convertible shares are issued, the Managing Board shall, subject to the approval of the Supervisory Board, indicate the conditions on which and the term within which the preference shares in question may be converted into ordinary shares.
5.	A conversion of preference shares into ordinary shares shall come into effect on the date on which the Managing Board has announced the conversion by lodging a notice with the Commercial Register.
6.	If the conversion right is exercised and preference shares are offered for conversion:
(i) the number of preference shares that may be converted shall not exceed the number of ordinary shares that should result from the conversion under the conversion conditions;
(ii) any remainder of the preference shares involved in the conversion procedure but not converted into ordinary shares at the time of the conversion must be transferred to the company or to a third party designated by the company, and the company is hereby irrevocably authorised to effect this if the delivery has not taken place within fourteen (14) days of the conversion.

Registers
Article 5
1.	The Managing Board shall maintain a separate register of the holders of each class of registered share, in which such entries and annotations shall be made, from which such extracts shall be issued and which shall be available for inspection in such a manner and by such parties as prescribed by law.
2.	Each holder of registered shares, or usufructuary or lienholder in relation to such shares shall be obliged to notify the Managing Board in writing of his address and any change of address. Where registered shares belong to a collective securities deposit or a dematerialised securities deposit within the meaning of the Securities Giro Act, the provisions of the preceding sentence shall apply to the relevant affiliated institution or the central securities depository respectively.
3.	All entries and annotations made in the registers shall be signed by two members of the Managing Board or by one member of the Managing Board and one officer expressly authorised thereto by the said Board, or by two officers authorised thereto.
4.	The registers referred to in this Article may consist of more than one part; they may be maintained, either in whole or in part, in more than one copy and in more than one place. At least one copy of the said registers shall at all times be kept at the offices of the Company in the place where it has its registered offices, and shall be available for inspection as required by law.

Share Certificates
Article 6
1.	All ordinary bearer shares shall be evidenced by one share certificate and all convertible bearer shares shall be evidenced by one share certificate.
2.	No share certificates shall be issued for ordinary shares or convertible registered shares. Where registered shares belong to a collective securities deposit or a dematerialised securities deposit within the meaning of the Securities Giro Act, these may be put in the name of an affiliated institution or the central securities depository, with a note to the effect that the shares belong to the collective securities deposit of the relevant class held by the affiliated institution, or to the dematerialised securities deposit of that class.
3.	Ordinary shares may be delivered unless the Managing Board has stipulated otherwise in accordance with Section 26 of the Securities Giro Act.

Transfer of Registered Shares
Article 7
1.	The transfer of registered shares shall require a deed of transfer and serving of this deed on the Company or acknowledgement in writing by the Company of the transfer based on the submission of the said deed to the Company. This acknowledgement shall take the form of a written statement by the Company.
2.	The provisions of the preceding paragraph shall apply mutatis mutandis to the establishment and transfer of the right of usufruct or lien and to the allotment of registered shares in case of a division of any community.
3.	The transfer and creation of a right of usufruct or lien in respect of a share in a collective securities deposit or in the dematerialised securities deposit within the meaning of the Securities Giro Act in relation to shares in the Company shall take place in the manner provided in the Act.

Issue of Shares
Article 8
1.	The issue of shares shall be effected by a resolution to that effect passed by the General Meeting of Shareholders following a proposal submitted by the Managing Board and approved by the Supervisory Board. With due observance of the relevant statutory provisions, the General Meeting of Shareholders shall be authorised to appoint the Managing Board as the body which is authorised, subject to the approval of the Supervisory Board, to issue shares, in this case, the Managing Board shall also be authorised to determine the share price and further terms of issue.
2.	The above provisions with respect to the issue of shares shall also apply to the granting of rights to acquire shares; they shall not, however, apply to the issue of shares to a party exercising a previously obtained right to acquire shares.

Pre-Emptive Right
Article 9
1.	When ordinary shares or convertible shares are issued, each holder of ordinary shares shall have a pre-emptive right, in proportion to the aggregate amount of his ordinary shares, except in the case of an issue of shares for a consideration other than in cash or an issue of shares to employees of the Company or of a group company.
2.	The body authorised to issue shares may, with due observance of the statutory provisions, restrict or exclude the pre-emptive right for any issue. If the Managing Board has been appointed as the body authorised to issue shares, the prior approval of the Supervisory Board shall be required for a decision to that effect.
3.	Shareholders shall have no pre-emptive rights with respect to shares issued to a party exercising a previously obtained right to acquire shares.

Payment on Shares
Article 10
1.	Shares shall only be issued against payment in full.

2.	Payment shall be made in cash unless a non-cash contribution has been agreed. Payment may only be made other than in a euro-based currency with the Company’s consent.

Acts in Law resulting in a Commitment for the Company
Article 11
The Managing Board shall be authorised, without the prior approval of the General Meeting of Shareholders but subject to the approval of the Supervisory Board, to perform acts in law:
a.	in relation to the acquisition of shares whereby special commitments are imposed upon the Company;
b.	in connection with the acquisition of shares on conditions other than those on which participation in the Company is made available to the public;
c.	concerning payment for shares other than in cash.

Acquisition by the Company of Shares in its own Capital
Article 12
1.	The Company may acquire fully paid-up shares or depositary receipts for shares in its own capital for a consideration if and in so far as the General Meeting of Shareholders has authorised the Managing Board thereto, with due observance of the provisions of Section 98 of Book 2 of the Netherlands Civil Code.
2.	The said authorisation shall not be required for the acquisition by the Company of shares in its own capital for the purpose of transferring the said shares to employees in the service of the Company or of a group company under a scheme which applies to the said employees.

Capital Reduction
Article 13
1.	The General Meeting of Shareholders may decide, following a proposal thereto by the Managing Board and approved by the Supervisory Board and with due observance of the provisions of Section 99 of Book 2 of the Netherlands Civil Code, to reduce the issued capital by cancellation of shares or by reduction of the amount of the shares by amendment of the Articles of Association.
2.	a.	A decision to cancel may also relate either to the preference shares only or to the preference shares belonging to one particular series, or to preference shares which have been drawn belonging to one particular series, or to the convertible shares only or to the convertible shares belonging to one particular series, or to convertible shares which have been drawn belonging to one particular series, in all cases on repayment of the nominal value of the relevant preference shares or the amount paid in on the convertible shares.
If, on repayment as described above, an extra payment is made in excess of the nominal value, the extra payment shall be made out of the freely distributable reserves.
	b.	The preference shares issued pursuant to the resolution passed by the extraordinary general meeting of shareholders of the company on the twenty-fifth of August two thousand and four may be cancelled, pursuant to a resolution also passed by the extraordinary general meeting of shareholders of the company on the twenty-fifth of August two thousand and four, subject to the provisions laid down on issue,
(i) on any date, but only in relation to preference shares held by the company itself, when the cancellation shall not be accompanied by repayment;
(ii) on the first of January two thousand and eleven, when the cancellation shall be accompanied by repayment of the nominal value plus

a) an increment of two per cent (2%) of the nominal value, which increment shall be paid out of the freely distributable reserves of the company, and
b) a sum equal to the dividend percentage of the preference shares from the first of January two thousand and ten until the date of payment, calculated on the nominal value, which increase and fee shall be paid out of the freely distributable reserves of the company; or
(iii) on each dividend payment date thereafter, when the cancellation shall be accompanied by repayment of the nominal value, without prejudice to the entitlement to the dividend payable and not yet paid out, plus
a) an increment of two per cent (2%) of the nominal value and
b) an extra fee for the reinvestment loss incurred and
c) a fee equal to the dividend percentage of the preference shares, calculated on the nominal value, from the first of January of the current financial year until the date of payment;
all as described on issue, subject to the provisions of paragraph 1 of Article 8 of these Articles of Association, which increment and fee shall be paid out of the freely distributable reserves of the company; or
(iv) if, pursuant to any statutory provision, an authorisation has to be given to holders of depositary receipts for preference shares in order to exercise the voting rights attaching to the relevant preference shares at a general meeting of shareholders of the company, so that more voting rights can be exercised than would be exercisable on the basis of the equity participation of the preference shares in proportion to the value of the ordinary shares issued by the company (the value of their economic significance), when cancellation shall be accompanied by repayment of the nominal value, plus
a) an increment of two per cent (2%) of the nominal value and
b) an extra fee for the reinvestment loss incurred and
c) a fee equal to the dividend percentage of the preference shares, calculated on the nominal value, from the first of January of the financial year for which the annual accounts have not yet been adopted until the relevant date of cancellation, all as described on issue, subject to the provisions of paragraph 1 of Article 8 of these Articles of Association, which increment and fees shall be paid out of the freely distributable reserves of the company.
Cancellation in the ways referred to under (i), (ii), (iii) and (iv) above may only be carried out if and after the Managing Board has approved, with the prior approval of the Supervisory Board, the resolution referred to above to cancel the preference shares, and has announced that approval in the manner described in paragraph 5 of Article 29 of these Articles of Association.

3.	Partial repayment on shares shall take place with respect to all shares or with respect to either the ordinary shares or the preference shares only, or with respect to the preference shares belonging to one specific series, or with respect to either the convertible shares only or the convertible shares belonging to one specific series only.

Article 14

Depositary receipts for shares issued by the Trust Office (‘Administratiekantoor’) shall be treated, for the purposes of these Articles of Association, as having been issued with the cooperation of the company.
In these Articles of Association, the Trust Office shall mean the trust office which issues registered depositary receipts in exchange for preference shares in its possession.

Usufruct and Right of Lien
Article 15
1.	A right of usufruct may be established on shares in the Company’s capital.
The voting rights shall be vested in the usufructuary provided such was determined when the usufruct was established.
2.	A right of lien may also be vested in shares in the Company’s capital.
The voting rights shall be vested in the lienholder provided such has been determined when the right of lien was established; if a right of lien is established on a preference share, however, the voting right may not be vested in the lienholder.
3.	Shareholders not having voting rights and usufructuaries and lienholders having voting rights shall have the rights as assigned by law to holders of depositary receipts issued with the cooperation of the Company.
Usufructuaries or lienholders not having voting rights shall not have the aforementioned rights.

Holders of Depositary Receipts
Article 16
1.	The Managing Board shall, subject to the approval of the Supervisory Board, be authorised to lend its cooperation to the issue of depositary receipts.
2.	Where reference is made in these Articles of Association to “holders of depositary receipts”, these shall be understood to mean all those who have the same rights as holders of depositary receipts for shares issued with the cooperation of the Company.
3.	In the event that depositary receipts for shares have been issued without the cooperation of the Company, their holders shall not have the rights conferred by law or by virtue of these Articles of Association on holders of depositary receipts issued with the cooperation of the Company.

Management
Article 17
1.	The Company shall be managed by a Managing Board.
2.	The Managing Board shall consist of at least five members.
With due observance of the above provisions, the Supervisory Board shall determine the number of members of the Managing Board.
3.	The Managing Board shall determine the allocation of its duties in mutual consultation.
4.	A resolution of the Managing Board shall be evidenced by a document setting forth such resolution and signed by the chairman or the secretary of the Managing Board, or a deputy of the chairman or the secretary of the Managing Board.

Appointment
Article 18
1.	The members of the Managing Board shall be appointed by the General Meeting of Shareholders. Only those persons may be appointed who have been declared by De Nederlandsche Bank N.V. to satisfy the requirements for licensing as a credit institution as defined in Sections 8 and 9 of the 1992 Act on the Supervision of the Credit System (Wet

toezicht kredietwezen 1992) before the convening of the General Meeting of Shareholders at which the appointment of members of the Managing Board will be dealt with.
2.	The Supervisory Board shall nominate one or more candidates for each vacant seat and, if not at least five Managing Board members are in office, it will do so as soon as reasonably possible.
3.	If the nomination by the Supervisory Board with respect to a vacant seat consists of a list of two or more candidates, such list shall be binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the economic value of the Company’s issued capital, resolve that such list shall not be binding. A resolution of the General Meeting of Shareholders to appoint a Managing Board member other than in accordance with a binding or non-binding nomination by the Supervisory Board shall require at least two-thirds of the votes cast representing more than one-half of the Company’s issued capital.
In determining the economic value of the capital:
(i) listed shares and listed depositary receipts for shares shall be valued at the market value on a date to be notified by the Managing Board in good time, and in any event at least six weeks before the General Meeting of Shareholders, and
(ii) all other shares shall be valued at the amount paid up on this shares as of that date.
4.	At a General Meeting of Shareholders, votes in respect of the appointment of a Managing Board member, can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board shall retain the right to make a new binding or non-binding nomination at a next meeting. Nominations made by shareholders or holders of depositary receipts are subject to the provisions of Article 28 paragraph 5; such nominations must be accompanied by a declaration by De Nederlandsche Bank N.V. stating that the person nominated satisfies the requirement referred to in paragraph 1.
5.	A nomination or recommendation to appoint a Managing Board member shall state the candidate’s age and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Managing Board member. The nomination or recommendation must state the reasons on which it is based.
6.	The Managing Board and the Supervisory Board shall together appoint a chairman from among the members of the Managing Board, each member present being entitled to cast one vote (this meeting shall be referred to hereinafter as the combined meeting).
7.	The Company shall pursue a policy in the field of the remuneration of the Managing Board. This policy is determined by the General Meeting; the Supervisory Board shall make a proposal with respect thereto. The remuneration policy shall contain at least the subjects described in Sections 2:383c through 2:283e of the Dutch Civil Code, to the extent these subjects concern the Managing Board.
The Supervisory Board shall establish the remuneration and further conditions of employment for each Managing Board member with due observance of the aforementioned policy. With respect to arrangements in the form of shares and/or rights to subscribe for shares the Supervisory Board will submit a proposal for approval to the General Meeting of Shareholders. This proposal should at least state the number of shares or rights to subscribe for shares that can be assigned to the Managing Board as well as the criteria for assignment and amendment.

Suspension by the Supervisory Board
Article 19
1.	The Supervisory Board may suspend members of the Managing Board at any time. If the General Meeting of Shareholders fails to reach a decision within three (3) months of the suspension of a member of the Managing Board, on whether that member should be dismissed, the suspension shall be lifted. The suspended member shall be given an opportunity at this meeting to account for his/her actions. The member concerned may arrange for an adviser to be present to assist him/her.
2.	A decision to suspend a member of the Managing Board may only be carried at a meeting of the Supervisory Board at which at least two-thirds of the incumbents are present. If less than two-thirds of the Supervisory Board members make their appearance at this meeting, a second meeting of the Supervisory Board shall be convened within a term of two weeks, at which a decision shall be taken regardless of the number incumbent members present.

Suspension and dismissal by the General Meeting of Shareholders
Article 20
1.	The General Meeting of Shareholders may suspend or dismiss members of the Managing Board at any time. The resolution to do so must give reasons.
2.	Where the General Meeting of Shareholders has suspended a member of the Managing Board, the suspension shall be lifted if the General Meeting of Shareholders has not taken a decision on that member’s dismissal within three (3) months. The suspended member shall be given an opportunity at this meeting to account for his/her actions. The member concerned may arrange for an adviser to be present to assist him/her.
3.	A suspension or dismissal other than on a motion of the Supervisory Board shall require a majority of two thirds of the votes cast, representing at least half of the economic value of the capital as defined in paragraph 3 of Article 18.

Representation
Article 21
1.	The authority to represent the Company shall either reside with two members of the Managing Board acting jointly, or with one member of the Managing Board and one duly authorised signatory acting jointly.
2.	The Company may also be represented by authorised signatories, with due observance of any restrictions imposed upon their representative authority.
The Managing Board shall decide on their authority, their job title and the terms of appointment, on the understanding that the title of Senior Executive Vice President may only be granted in consultation with the Supervisory Board.

Absence and inability to act
Article 22
In the event of absence or inability to act on the part of one or more members of the Managing Board, the remaining members of the said Board or the two remaining members of the said Board, respectively, shall be charged with the management of the Company. In the event of absence or inability to act on the part of all but one member of the Managing Board or all members of the said Board, the sole remaining member of the said Board and the Supervisory Board jointly or the Supervisory Board, respectively, shall temporarily be charged with the management of the Company, without prejudice to the authority of the Supervisory Board to appoint under such circumstances one or more or two or more officers, respectively, whether or not from its own membership, to attend to the management of the Company on a temporary basis, together with the sole remaining member of the Managing Board or jointly, respectively.

In the event of absence or inability to act on the part of all members of the Managing Board or all but one member of the said Board, the Supervisory Board shall be obliged to fill the vacant post(s) with immediate effect and shall for that purpose convene a general meeting of shareholders.

Approval of Resolutions
Article 23
1.	The Managing Board shall require the approval of the General Meeting of Shareholders for resolutions entailing a significant change in the identity or character of the Company or its business, in any case concerning:
	a.	the transfer of (nearly) the entire business of the Company to a third party;
	b.	entering into or terminating a long term cooperation between the Company or any of its subsidiaries and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the Company;
	c.	acquiring or disposing of a participation in the capital of a company if the value of such participation is at least one third of the sum of the assets of the Company according to its balance sheet and explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of the Company, by the Company or any of its subsidiaries.
2.	With prejudice to the provisions as stipulated elsewhere in these Articles of Association, the Managing Board shall require the approval of the Supervisory Board for the following management decisions:
	a.	the issue and acquisition of shares and debentures in the Company or debentures in a limited partnership or general partnership in which the Company is fully liable partner;
	b.	cooperation in the issue of depositary receipts for shares in the Company’s capital;
	c.	application for listing or cancellation of listing of the securities as referred to under a. and b. in the Official Price List of any stock exchange;
	d.	entering into or severing a lasting collaboration, either between the Company or a dependent company and another legal entity or company, or in its capacity as fully liable partner in a limited or general partnership if the said collaboration or severing is of material significance for the Company;
	e.	participation by the Company or a dependent company in the capital of another company to an amount of at least one quarter of the value of the issued capital and reserves of the Company as disclosed in its balance sheet and accompanying notes, or any material increase or reduction in such participation;
	f.	investments requiring an amount equal to at least one-quarter of the issued capital and reserves of the Company as disclosed in its balance sheet and accompanying notes;
	g.	a proposal to amend the Articles of Association;
	h.	a proposal to wind up the Company;
	i.	filing for bankruptcy and applying for moratorium of payment;
	j.	termination of employment for a significant number of employees of the Company or of a dependent company, either at the same time or within a short period of time;

k.	material changes in the employment conditions of a significant number of employees of the Company or of a dependent company, either at the same time or within a short period of time;
l.	a proposal relating to a reduction of the issued capital.
3.	The absence of approval by the General Meeting or the Supervisory Board, respectively, of a resolution as referred to in paragraph 1 or 2 shall not affect the authority of the Managing Board or its members to represent the Company.

Supervisory Board
Article 24
1.	The Company shall have a Supervisory Board consisting of at least five members. With due observance of the above provisions, the Supervisory Board will fix the number of its members.
2.	Without prejudice to the provisions as stipulated elsewhere in these Articles of Association, it shall be the duty of the Supervisory Board to supervise the conduct of business of the Managing Board as well as the general course of affairs in the Company and its affiliated enterprise(s).
The Supervisory Board shall assist the Managing Board with advice. The members of the Supervisory Board shall be guided in the performance of their duties by the interests of the Company and those of its affiliated enterprise(s).
3.	The Managing Board shall provide the Supervisory Board in good time with the information required for the performance of its duties.
4.	If the Supervisory Board has fewer than five members in office, it shall convene a General Meeting of Shareholders immediately in order to fill the vacancy or vacancies. The Supervisory Board shall retain its powers throughout periods when there are vacancies or there are fewer than five members.
5.	Convocations and other notifications to holders of shares and depositary receipts for shares shall be made by means of an announcement in at least one national daily newspaper and in the Official Price List, published by Amsterdam Exchanges N.V. or one of her subsidiaries, the Official Price List hereafter to be mentioned as: the Official Price List.
The Supervisory Board shall appoint from among its members a Chairman and one or more Deputy Chairmen.
6.	A resolution of the Supervisory Board shall be evidenced by a document setting forth such resolution and signed by the chairman or the secretary of the Supervisory Board, or by a deputy of the chairman or the secretary of the Supervisory Board.
7.	The Supervisory Board may, without prejudice to its responsibilities, designate one or more committees from among its members, which shall have the responsibilities specified by the Supervisory Board. The composition of any such committee shall be determined by the Supervisory Board. The General Meeting of Shareholders may grant additional compensation to the members of the committee(s) for their service on the committee(s).
8.	Each member of the Supervisory Board shall receive a fixed remuneration, the level of which is determined, and may be changed, by the General Meeting of Shareholders following a proposal to that effect by the said Board.

Appointment
Article 25
1.	The members of the Supervisory Board shall be appointed by the General Meeting of Shareholders.

Only those persons may be appointed who have been declared by De Nederlandsche Bank N.V. to satisfy the requirements for licensing as a credit institution as defined in Sections 8 and 9 of the 1992 Act on the Supervision of the Credit System (Wet toezicht kredietwezen 1992) before the convening of the General Meeting of Shareholders at which the appointment of members of the Supervisory Board will be dealt with.
2.	The Supervisory Board shall nominate one or more candidates for each vacant seat.
3.	The provisions in paragraphs 3 and 4 of Article 18 shall apply mutatis mutandis to the appointment of a Supervisory Board member.
4.	Any nomination of a candidate for appointment as Supervisory Board member shall state the candidate’s age and occupation, the number of shares the candidate holds in the Company’s capital and the functions the candidate holds or has held in the past, to the extent that these are relevant to fulfilling the task of Supervisory Board member. It shall also name any other legal persons for which the candidate is already a non-executive director. Where these include legal persons belonging to the same group, it shall suffice to refer to that group.
5.	The nomination or recommendation must state the reasons on which it is based. On reappointment, the candidate’s past performance as a Supervisory Board member shall be taken into account.

Retirement by rotation, suspension, dismissal
Article 26
1.	Members of the Supervisory Board shall retire from office not later than on the day of the first General Meeting of Shareholders following the day on which they have been a member of the Supervisory Board for a period of four years from their most recent appointment or reappointment. Retiring Supervisory Board members shall be eligible for immediate reappointment.
The General Meeting of Shareholders may suspend members of the Supervisory Board at any time.
2.	Where the General Meeting of Shareholders has suspended a member of the Supervisory Board, the suspension shall be lifted if the General Meeting of Shareholders has not taken a decision on that member’s dismissal within three (3) months. The suspended member shall be given an opportunity at this meeting to account for his/her actions. The member concerned may arrange for an adviser to be present to assist him/her.
3.	The General Meeting of Shareholders may suspend or dismiss any member of the Supervisory Board at any time. The resolution to do so must give reasons.
4.	A suspension or dismissal other than on a motion of the Supervisory Board shall require a majority of two thirds of the votes cast, representing at least half of the economic value of the capital as defined in paragraph 3 of Article 18.

Advisory Committee
Article 27
1.	The Managing Board may establish an Advisory Committee.
2.	Whenever the Advisory Committee considers it necessary or whenever a request to that effect is submitted to it by the Managing Board, the Committee shall advise that Board on matters which are relevant to the conduct of business. The Managing Board may also request advice to that effect from individual members of the Advisory Committee.
The establishment of the Committee, the procedures to be followed by it and appointment of its members shall be defined in more detail in a set of rules and regulations.

General Meeting of Shareholders
Article 28
1.	General meetings of shareholders shall be held in Amsterdam, or in The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol).
2.	Annual meetings shall be held within six months of the end of each financial year.
3.	The following items shall be included on the agenda of the Annual Meeting:
	a.	the Annual Report;
	b.	adoption of the Annual Accounts;
	c.	announcement concerning vacancies in the Managing Board and the Supervisory Board;
	d.	discharge of the members of the Managing Board and Supervisory Board in respect of their management and supervision respectively.
4.	General Meetings of Shareholders shall furthermore be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and whenever such is required either by law or on the basis of the provisions of the Articles of Association.
5.	Shareholders and/or holders of depositary receipts who, alone or jointly, represent at least one per cent (1%) of the economic value of the capital, as defined in paragraph 3 of Article 18, or a block of shares, alone or jointly, at least worth fifty million euro (EUR 50,000,000) according to the Official Price List of Euronext Amsterdam N.V. (or any publication taking its place), shall have the right to request to the Managing Board or the Supervisory Board that items be placed on the agenda of the General Meeting of Shareholders.
These requests shall be honoured by the Managing Board or the Supervisory Board under the conditions:
	a.	that important Company interests do not dictate otherwise; and
	b.	that the request is received by the chairman of the Managing Board or the chairman of the Supervisory Board in writing at least sixty (60) days before the date of the General Meeting of Shareholders.

Convocation
Article 29
1.	General Meetings of Shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code.
2.	Convocation shall take place not later than on the fifteenth day prior to the day of the meeting.
3.	The convocation to the meeting shall state the items to be discussed; alternatively, notice shall be given that the holders of shares and depositary receipts for shares may inspect such items at the Company’s offices.
4.	Proposals to amend the Articles of Association or proposals relating to a reduction of the Company’s capital shall, however, always be included in the actual convocation. Convocations to meetings at which a proposal is made relating to a reduction of the Company’s capital shall furthermore include the object of the said capital reduction and the method whereby it shall be realised.
5.	Notices calling meetings and other notices to shareholders and depositary receipt holders shall be given by announcements in at least one national daily newspaper and the Official List published by Euronext Amsterdam N.V. or one of its subsidiaries, hereinafter referred to as the Official List.

Admission to Meetings
Article 30
1.	Each shareholder, each usufructuary or pledgee of shares holding voting rights, as well as each depositary receipt holder is entitled to attend the General Meeting of Shareholders and to speak and - where applicable - to vote in the meeting, either in person or by a proxy granted in writing.
2.	When convening a General Meeting of Shareholders, the Managing Board is authorized to determine that those entitled to attend and vote at said General Meeting, in accordance with the provisions of Section 2:117 subsections 1 and 2 of the Dutch Civil Code, shall be determined on the basis of the names of the persons who, on a specified date which may not be earlier than provided for by statutory provisions, are listed as holding rights with respect to shares or depositary receipts in a register to be designated by the Managing Board, irrespective of whether or not they are the rightful holders of rights with respect to such shares or depositary receipts on the date of the General Meeting of Shareholders.
3.	Shareholders and usufructuaries and pledgees of shares holding voting rights as well as holders of depositary receipts, or their proxies (as the case may be), shall only be admitted to the meeting on presentation of an admission ticket obtained in the manner set forth in the notice of the meeting.
4.	A shareholder, a usufructuary or pledgee of shares holding voting rights, as well as a depositary receipt holder who wishes to be represented at the general meeting by a proxy authorised in writing shall be obliged to submit the proxy for the meeting at the place and within the period stipulated in the notice of the meeting.
5.	The Company may request shareholders, depositary receipt holders or their proxies to sign the attendance list before the start of the meeting.
6.	The Chairman of the General Meeting of Shareholders shall decide on any disputes as to whether holders of shares or depositary receipts for shares or their proxies have submitted adequate proof of their identity for the purpose of attending the meeting and exercising their voting rights and on all other issues relating to the proper conduct of the meeting.
7.	The Supervisory Board members and Managing Board members shall have the right to attend the General Meeting of Shareholders in person and to address the meeting. They shall have the right to give advice in the meeting. Also, the external auditor of the Company shall be authorized to attend and address the General Meetings of Shareholders.
8.	The chairman of the meeting shall decide upon the admittance to the meeting of persons other than those mentioned in paragraphs 1 and 7.

Chairing of the Meeting • Minutes
Article 31
1.	General Meetings of Shareholders shall be chaired by the Chairman of the Supervisory Board or, in the absence of the said Chairman, by a Deputy Chairman. In the absence of both the Chairman and the Deputy Chairman, the Supervisory Board members present at the meeting shall appoint one of them as chairman. The chairman of the meeting shall have all powers needed to ensure the orderly functioning of the General Meeting of Shareholders.
The Chairman of the Supervisory Board may furthermore, in consultation with the Managing Board, invite a person from outside the Supervisory Board to deputise as chairman.

2.	Minutes shall be kept of the meeting, except where notarial records are made of the items discussed. The Chairman and the Secretary of the Meeting appointed by him shall approve the minutes and sign them in evidence thereof.

Voting Rights and Voting
Article 32
1.	a.	Each ordinary share shall confer the right to cast one vote.
	b.	Each preference share shall confer the right to cast one vote.
	c.	Each convertible share shall confer the right to cast four votes.
2.	No votes may be cast at the General Meeting of Shareholders with respect either to shares belonging to the Company or a subsidiary company or to shares the depositary receipts of which are held by the Company or a subsidiary company, without prejudice to any further provisions of the law.
3.	Shares in respect of which the law prescribes that they shall not confer a right to vote shall be disregarded for the purpose of determining the proportion of the shareholders voting, present or represented, or the proportion of the share capital present or represented.
4.	All resolutions by the General Meeting of Shareholders shall be passed by absolute majority of validly cast votes, unless the law or the Articles of Association prescribe a greater majority.
Resolutions of the General Meeting of Shareholders concerning persons may only be passed if those persons are named in the convocation to the meeting, either in the agenda or in the notes to the agenda. Where these Articles of Association refer to any quorum of capital and the law provides for a lower quorum, the latter provisions shall apply.
5.	All votes shall be cast verbally.
The Chairman may determine, however, that the votes shall be cast by means of written ballot.
In the case of election of persons, any shareholder present may also require that the votes shall be cast by means of written ballot.
Written votes shall be cast using sealed unsigned ballot papers.
6.	Votes may be cast by acclamation provided none of the shareholders present objects.
7.	Blank votes and invalidly cast votes shall be deemed not to have been cast.
8.	In the event of a tied vote concerning matters, the proposal shall be deemed to have been defeated.
9.	If a simple majority – to the extent that these Articles of Association do not require a different majority – is not reached on the first vote in the case of the election of persons, a second ballot shall be held. If a simple majority is not reached for a second time, a ballot shall be held between the two persons who acquired the most votes at the second ballot. The person who acquires the most votes during the final ballot shall be elected. If more than those persons qualify for the aforementioned second ballot as a result of a tied vote between them, an interim ballot shall decide the two persons between whom the final ballot is to be held or which of them shall go into the final ballot with the person who acquired the most votes at the second ballot. In the event of a tied vote, the matter shall be decided by the drawing of lots.

Meetings of Holders of Different Classes of Shares
Article 33
1.	Meetings of holders of shares of the same class or belonging to the same series of preference shares shall be convened by the Managing Board or the Supervisory Board. The meetings shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and whenever such is required either by law or on the basis of the provisions of the Articles of Association.
2.	Where possible, the provisions with respect to the General Meetings of Shareholders shall apply mutatis mutandis to the aforementioned meetings.

Financial Year • Annual Accounts and Annual Report
Article 34
1.	The financial year shall be concurrent with the calendar year.
2.	Each year, within a period of five months of the end of the financial year, the Managing Board shall draw up the Annual Accounts.
3.	The Annual Accounts shall be signed by all members of the Managing Board and all members of the Supervisory Board.
4.	The Annual Accounts shall be submitted to the Supervisory Board, together with the Annual Report.
5.	The General Meeting of Shareholders shall adopt the Annual Accounts.
6.	The General Meeting of Shareholders shall take all decisions regarding the discharge of the members of the Managing Board and Supervisory Board in respect of their management and supervision respectively.

Expert
Article 35
1.	The Company shall appoint an expert, within the meaning of Section 393 of Book 2 of the Netherlands Civil Code, to audit the Annual Accounts.
2.	Without prejudice to the statutory provisions, the Supervisory Board shall be obliged to appoint the said expert if the General Meeting of Shareholders has failed to do so.
3.	The expert shall report on his audit to the Supervisory Board and the Managing Board.
4.	The expert shall state the results of his examination in an auditors’ opinion on the truthfulness and fairness of the Annual Accounts.
5.	With due observance of the statutory provisions, the Annual Accounts may not be adopted if the General Meeting of Shareholders has not been in a position to inspect the auditors’ opinion drawn up by the expert.

Availability for inspection and submission
Article 36
1.	From the day of convocation to the Annual Meeting to the end of the said Meeting, the Annual Accounts and the Annual Report of the Managing Board and the other information to be included by law shall be available for inspection by the holders of shares and depositary receipts for shares at the offices of the Company and at the offices as stated in the notification. The said holders of shares and depositary receipts for shares may obtain a full copy free of charge.
2.	The Managing Board shall submit the Annual Accounts, within a period of six (6) months of the end of the financial year, to the General Meeting of Shareholders. The Managing Board shall also submit the Annual Report within the same period.
3.	The Managing Board shall simultaneously submit the Annual Accounts to the Staff Council for discussion.

Profit and Distributions
Article 37

1.	The Company may make distributions to the shareholders and other parties entitled to the profit available for distribution in so far as its shareholders’ equity exceeds the paid and called portion of the capital plus the reserves required by law to be maintained.
2.	The profit as stated in the approved annual accounts shall be distributed as follows: A dividend shall be distributed to the holders of preference and convertible shares as described below under a.1 to a.4 inclusive.
a.	1.	A dividend shall be distributed annually until the first of January two thousand and eleven to the holders of the preference shares issued pursuant to the resolution passed by the extraordinary general meeting of shareholders of the company on the twenty-fifth of August two thousand and four, equal to four point six five per cent (4.65%) of the nominal value of the preference shares.
a.	2.	From the first of January two thousand and eleven, an annual dividend percentage shall be distributed to the holders of the preference shares issued pursuant to the resolution passed by the extraordinary general meeting of shareholders of the company on the twenty-fifth of August two thousand and four, calculated by taking the arithmetical average of the ten-year (10-year) euro-denominated interest rate swap as published by Reuters on page ‘ISDAFIX2’ on the tenth of December and the next four working days of the year preceding the dividend review date (which first dividend review date will therefore fall on the first of January two thousand and eleven) or the first working day thereafter, if the tenth of December in the relevant year is not a working day (the ‘dividend calculation date’), by eleven o’clock in the morning Central European Time, plus an increment to be set by the Managing Board with the approval of the Supervisory Board, of at least twenty-five (25) basis points and no more than one hundred (100) basis points, depending on the market situation at the time.
		If the rates are not available on the Reuters page referred to and therefore no dividend percentage can be calculated as described above, the dividend percentage shall be determined by taking the arithmetic average of the fixed euro (middle) interest rate SWAP rounded up to the nearest basis point, given on the dividend calculation date and the four next working days by three banks which give quotes on receipt of a variable interest rate based on six months’ Euribor plus an increment as described above. For the quotes, in principle the publications of the banks described above are referred to, namely (i) ABN AMRO Reuters’ page ‘AABIRSEU01’, (ii) UBS Reuters’ page ‘WDREURSWAP’ and (iii) Barclays’ Bloomberg page ‘BXSW01’, or other pages of comparable European banks for which similar quotes are available. If one of the abovementioned pages is not available on the dividend calculation date, a direct quote will be requested from the relevant bank for the day in question.
		The dividend percentage referred to in this subparagraph a.2. shall be calculated anew after a period of ten years after the first of January two thousand and eleven, and after each ten years thereafter, in the manner set out in this subparagraph a.2.
a.	3.	An annual dividend shall be distributed to the holders of preference shares belonging to a series issued pursuant to another resolution than that applying in subparagraphs a.1. and a.2. of this paragraph 2, passed by the extraordinary general meeting of shareholders of the company on the twenty-fifth of August two

		thousand and four, as described on issue, subject to paragraph 1 of Article 8 of these Articles of Association.
		The dividend percentage shall be calculated anew after a period of ten years after the day of first issue of a series of preference shares as referred to in this subparagraph, and after each ten years thereafter, in the manner stipulated on issue.
a.	4.	The calculation of the dividend percentage for each series of convertible shares shall take place by dividing the maximum dividend amount paid in cash for an ordinary share in the Company’s capital for the financial year preceding the day of the first issue of convertible shares of the said series by the arithmetic mean of the share prices, to be described hereinafter, of the ordinary shares in the Company’s capital for the last twenty trading days preceding the day of the first issue of convertible shares of said series, following which the outcome of this division shall be multiplied by one hundred. Where appropriate, the percentage thus arrived at may be increased by a surcharge, as determined by the Managing Board, of at most two percentage points, depending on the market situation prevailing at the time. “Share prices” of the ordinary shares in the Company’s capital shall be taken to mean the closing prices as published in the Official Price List during the aforementioned trading days, on the understanding that if during the said trading days the share price of the ordinary shares is arrived at ex-dividend due to a dividend having been made payable on the ordinary shares and made available, either entirely in cash or, at the discretion of the shareholder, wholly or partly in cash or in the form of shares, the said closing prices relating to the trading days on which the share price of the ordinary shares is arrived at ex-dividend will be increased by an amount equal to the maximum amount of the said dividend made payable in cash on an ordinary share. On the first of January of the year following the year of expiry of the term within which the convertible shares forming part of one of the aforementioned series of convertible shares can be converted into ordinary shares, and every ten years thereafter, the dividend percentage for the said series of the convertible shares shall be adjusted as follows.
		The dividend percentage for the period which started on the first day of January two thousand and four is 3.3231% (three point three-two-three-one per cent). The calculate on of the dividend percentage for the period starting on the first day of January two thousand and fourteen, and each time ten years thereafter, shall take place by applying the provisions of paragraph 2, subsection a.2, by analogy. The percentage thus calculated can be increased or decreased, where appropriate, as determined by the Managing Board and approved by the Supervisory Board, of at most one percentage point, depending on the market situation prevailing at the time.
a.	5.	The “day of the first issue” as referred to in this paragraph shall be taken to mean the day on which the dividend percentage is announced for the series of preference shares or convertible shares to be issued, respectively.
a.	6.	No distribution of profits in excess of that referred to above shall be made to holders of preference or convertible shares, notwithstanding the provisions relating to cancellation with repayment.

b.	Subsequently, such reserves shall be formed and charged against the profit as determined by the Managing Board and approved by the Supervisory Board. The allocation of the amount remaining shall be determined by the General Meeting of Shareholders. The Managing Board, subject to the approval of the Supervisory Board, shall make a proposal to that effect. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.
c.	The Company’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Managing Board. The adoption and thereafter each amendment of the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.
d.	Notwithstanding the provisions of a.1. and a.2. above, after the first of January two thousand and eleven the Managing Board may, with the approval of the Supervisory Board, resolve not to pay out the dividend on the relevant preference shares in cash out of the profit, or to pay out the dividend on the relevant preference shares out of a freely distributable reserve, in which cases the part of the profit not paid out shall be added to the general reserve. The Managing Board may only pass such a resolution if no dividend is to be paid on the ordinary shares in the relevant year, in accordance with the provisions of subparagraph c of paragraph 2 of this Article 37.
3.	Subject to the approval of the Supervisory Board, the Managing Board may make the dividend or interim dividend on the ordinary shares payable, at the discretion of the holders, either in cash or, provided it is authorised to issue shares, partly or wholly in the form of ordinary shares or preference shares in the Company’s capital or in a combination thereof, such combination to be determined by the Managing Board.
4.	Subject to the approval of the Supervisory Board, the Managing Board shall be authorised, in so far as such is permitted by the profit as evidenced by an interim balance sheet drawn up with due observance of the provisions of Section 105, Subsection 4 of Book 2 of the Netherlands Civil Code, to make payable an interim dividend on the ordinary shares once or more frequently in the course of any financial year and prior to the approval of the Annual Accounts by the General Meeting of Shareholders.
5.	Subject to the approval of the Supervisory Board, the Managing Board may decide on a distribution charged against reserves in cash or, if the Board is authorised to issue shares, in the form of shares.

Amendment of the Articles of Association and dissolution
Article 38
1.	Any resolution to amend the Articles of Association or dissolve the Company may only be passed by the General Meeting of Shareholders following a proposal by the Managing Board which has been approved by the Supervisory Board.
2.	A copy of the proposal containing the literal text of the proposed amendments shall be made available for inspection by the holders of shares and depositary receipts for shares at the offices of the Company and at the offices stated in the convocation to the meeting, from the day of convocation to the end of the said Meeting. Each holder of shares or depositary receipts for shares may obtain a full copy of the said proposal free of charge.

Liquidation
Article 39

1.	In the event that the Company is wound up, liquidation shall be effected with due observance of the statutory provisions.
2.	Where possible, the Articles of Association shall remain in force during the liquidation proceedings.
3.	The remainder of the company’s assets after settlement of all its debts shall be distributed as follows:
	a.	to the holders of preference and convertible shares: the dividend percentage applying to the preference shares, the series of preference shares or the series of convertible shares of which they are holders, to be calculated on the nominal value of the preference shares or the amount paid in on the convertible shares respectively, from the financial year last ended until the date of payment, and subsequently the nominal value of the preference shares or the amount paid in on the convertible shares respectively;
	b.	finally, to the holders of ordinary shares: the remainder, in proportion to their shareholding.
4.	Following completion of the liquidation, the books and documents of the Company shall continue to reside, for the periods as prescribed by law, with the party appointed for that purpose by the General Meeting of Shareholders.